NEWS RELEASE

New York - AG	August 18, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces Positive Exploration Results at San Dimas

Expansionary drilling intersects high-grade silver and gold mineralization near underground mine development.
High-grade silver and gold intersection of the new Coronado vein highlights the potential for new Mineral Resource discoveries.

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to report positive drilling results from its ongoing exploration program at the San Dimas Silver/Gold Mine, located in Durango, Mexico. The ongoing exploration program was designed to explore for new veins, expand the Mineral Resources, and upgrade Inferred Mineral Resources to Indicated Mineral Resources.

"The 2025 exploration results at San Dimas continue to reinforce its position as a high-quality asset within First Majestic's portfolio of operating mines," stated Keith Neumeyer, President & CEO of First Majestic. "We are realizing strong results from numerous veins at San Dimas near-mine extensions at Elia, Sinaloa, Roberta, and Santa Teresa, and we are excited by the new high-grade silver and gold intercept of the Coronado vein in the West Block. Extensions of historically mined areas remain untested by modern methods, and this speaks to the untapped potential of the district. These new results confirm our view that San Dimas has significant growth opportunities and remains a cornerstone asset for our long-term growth strategy."

KEY DRILLING HIGHLIGHTS

Exploration drilling intersected significant gold ("Au") and silver ("Ag") mineralization in multiple veins across the San Dimas property. A selection of significant drill hole intersections from these veins, namely the Sinaloa-Elia vein, the Roberta vein, the Santa Teresa vein, and the Coronado vein (Figure 1), are highlighted in Table 1 below:

Table 1: Summary of Significant Gold and Silver Drill Hole Intercept Highlights

Drillhole	Target	Significant Intercept
		From (m)	To (m)	True Length (m)	Metal Grades
ELI25X-1	Elia	273.60	279.15	3.57	15.93 g/t Au and 1,112 g/t Ag
SIN25X-5	Sinaloa	172.40	178.10	5.17	7.66g/t Au and 495 g/t Ag
SJE25-4	Jessica	21.75	25.55	3.20	7.86g/t Au and 193 g/t Ag
ELI25X-17	Elia	312.10	313.40	1.06	23.70 g/t Au and 578 g/t Ag
STE25X-20	Santa Teresa	220.10	224.25	2.53	9.65 g/t Au and 121 g/t Ag
ROT25X-10	Roberta	218.75	220.55	1.52	6.40 g/t Au and 472 g/t Ag
COR25X-2	Coronado	752.60	754.75	2.12	2.59 g/t Au and 327 g/t Ag

Figure 1: San Dimas District Vein Occurrence Map

Sinaloa-Elia Veins

Drilling at the historic Sinaloa-Elia veins cut multiple intercepts with high-grade gold and silver mineralization. The drill holes expand the known mineralization beyond the current Mineral Resources and confirm the presence of mineralization below historically mined areas along the Sinaloa vein and to the east of the Elia vein (Figure 2). Additional drill holes successfully converted Inferred Mineral Resources to Indicated Mineral Resources effectively de-risking mineralization for near-term mining. Select drill hole assay grades and true width intervals of the vein intersections include:

  ELI25X-1: 3.57 metres ("m") at 15.93 g/t Au and 1,112 g/t Ag;
  SIN25X-5: 5.17 m at 7.66 g/t Au and 495 g/t Ag;
  ELI25X-17: 1.06 m at 23.70 g/t Au and 578 g/t Ag; and
  SIN25X-9: 2.12 m at 8.38 g/t Au and 242 g/t Ag.

Roberta Vein

The Roberta vein is one of the largest past producing veins at San Dimas, and expansionary drilling of the vein explored untested up-dip mineralization continuity outside current Inferred Mineral Resources (Figure 3). Several drillholes yielded significant results, and select assay grades and true width intersections include:

  ROT25X-10: 1.52 m at 6.40 g/t Au and 472 g/t Ag;
  ROT25X-12: 3.78 m at 1.66 g/t Au and 168 g/t Ag; and
  ROT25X-7: 0.77 m at 7.37 g/t Au and 689 g/t Ag.

Santa Teresa Vein

Expansionary drilling to the west of the historic Santa Teresa vein in the Western Block has returned encouraging results along strike, approximately 170 m east of historic mining. The vein projection remains open to the east for ~600 m (Figure 4). Select assay grades and true width vein intersections include:

  STE25X-20: 2.53 m at 9.65 g/t Au and 121 g/t Ag;
  STE25X-9: 3.38 m at 2.44 g/t Au and 120 g/t Ag; and
  STE25X-6: 1.01 m at 6.79 g/t Au and 463 g/t Ag.

Coronado Vein

The region north of the Santa Teresa vein, within the West Block, is a significant new gold and silver target on the property. The Coronado vein, which trends sub-parallel to the Santa Terea vein, is unexplored by modern methods and represents an important opportunity to identify new Mineral Resources in this area.  Early drilling to test the Coronado target in 2025 intersected high-grade gold and silver mineralization and the trend remains open for approximately 1 kilometre to the west (Figure 5). The high-grade true width drill hole intersection includes:

COR25X-2: 2.12 m at 2.59 g/t Au and 327 g/t Ag.

Figure 2: Sinaloa and Elia Veins, Vertical Section. Looking North

Figure 3: Roberta Vein, Vertical Section. Looking North

Figure 4: Santa Teresa Vein, Vertical Section. Looking North

Figure 5: Coronado Vein, Vertical Section. Looking North

Table 2: Summary of Significant Gold and Silver Drill Hole Intercepts at San Dimas

Drillhole	Target	Target Type	Significant Intercept
			From (m)	Length (m)	True length (m)	Au (g/t)	Ag (g/t)	Ag Eq (g/t)
SIN24_135	Sinaloa-Elia	Resource conversion	387.15	1.30	0.75	4.24	266	626
	Include 1	Resource conversion	387.15	0.45	0.26	6.63	450	1014
	Include 2	Resource conversion	388.15	0.30	0.17	8.22	474	1173
	Sinaloa-Elia	Resource conversion	396.10	1.40	0.75	9.94	546	1391
	Include 1	Resource conversion	397.00	1.10	0.55	12.14	658	1689
SIN24_136	Sinaloa-Elia	Resource conversion	386.60	0.95	0.70	1.04	129	217
SIN25_139	Sinaloa-Elia	Resource addition	475.60	0.95	0.78	3.34	259	543
SIN25X-1	Sinaloa-Elia	Resource conversion	193.90	1.35	0.95	5.35	302	757
	Include 1	Resource conversion	194.45	0.80	0.57	5.95	328	833
SIN25X_3	Sinaloa-Elia	Resource conversion	67.80	1.25	0.96	2.15	188	371
SIN25X-4	Sinaloa-Elia	Resource addition	407.80	1.05	0.89	7.77	357	1017
SIN25X-5	Sinaloa-Elia	Resource conversion	172.40	5.70	5.17	7.66	495	1146
	Include 1	Resource conversion	172.95	0.35	0.32	11.75	973	1972
	Include 2	Resource conversion	174.00	0.70	0.63	7.60	686	1332
	Include 3	Resource conversion	176.35	1.75	1.59	13.07	762	1873
SIN25X-9	Sinaloa-Elia	Resource conversion	462.95	3.00	2.12	8.38	282	994
	Include 1	Resource conversion	462.95	2.40	1.70	9.53	325	1135
	Vein	Resource conversion	488.65	0.90	0.69	7.88	266	936
SIN25X-12	Sinaloa-Elia	Resource conversion	369.10	0.85	0.77	4.10	182	531
SIN25X-13	Sinaloa-Elia	Resource addition	507.60	1.40	0.80	8.39	504	1217
	Include 1	Resource addition	508.20	0.80	0.46	11.42	646	1616
EL24_287	HW Vein	Resource conversion	148.00	1.70	1.20	3.89	218	549
	Include 1	Resource conversion	148.00	0.85	0.60	6.22	310	839
	Sinaloa-Elia	Resource conversion	244.55	0.95	0.82	11.08	874	1816
EL25_297	HW Vein	Resource addition	139.30	1.15	1.00	3.12	118	383

Drillhole	Target	Target Type	Significant Intercept
			From (m)	Length (m)	True length (m)	Au (g/t)	Ag (g/t)	Ag Eq (g/t)
EL25_297	HW Vein	Resource addition	139.30	1.15	1.00	3.12	118	383
ELI25X-1	Vein	Resource addition	2.30	1.65	1.00	2.17	148	332
	HW Vein	Resource addition	173.60	2.20	1.75	4.38	226	598
	Include 1	Resource addition	174.60	1.20	0.85	5.38	333	790
	Sinaloa-Elia	Resource addition	273.60	5.55	3.57	15.93	1112	2466
	Include 1	Resource addition	273.60	1.65	1.06	11.32	823	1785
	Include 2	Resource addition	276.00	0.40	0.26	27.50	2218	4555
	Include 3	Resource addition	277.00	2.15	1.38	25.97	1727	3935
	FW Vein	Resource addition	288.05	1.55	1.05	3.34	238	522
	FW Vein	Resource addition	297.10	1.45	1.15	6.11	219	738
	Include 1	Resource addition	297.90	0.65	0.52	6.40	292	836
ELI25X-2	Sinaloa-Elia	Resource addition	406.75	1.15	0.74	6.51	575	1128
ELI25X-4	HW Vein	Resource addition	160.75	0.80	0.70	3.55	183	485
ELI25X-17	HW Vein	Resource addition	185.80	5.00	2.35	4.67	289	687
	Include 1	Resource addition	185.80	3.60	1.69	5.71	361	846
	Sinaloa-Elia	Resource addition	312.10	1.30	1.06	23.70	578	2593
	Include 1	Resource addition	312.10	0.70	0.57	42.50	994	4607
ELI25X-22	Sinaloa-Elia	Resource addition	313.00	1.80	1.03	8.65	387	1122
	Include 1	Resource addition	313.00	0.70	0.40	19.69	809	2482
ELI25X-23	Sinaloa-Elia	Resource addition	395.60	1.00	0.82	7.87	892	1560
ELI25X-24	HW Vein	Resource conversion	452.20	7.60	3.80	3.27	151	429
	Include 1	Resource conversion	452.20	0.80	0.40	9.30	208	999
	Sinaloa-Elia	Resource conversion	469.20	2.75	1.67	4.77	321	726
	Include 1	Resource conversion	470.90	1.05	0.64	6.18	440	965
STE25X-4	Santa Teresa	Resource addition	78.80	1.00	0.87	1.57	107	240
	Santa Teresa	Resource addition	82.85	1.30	1.10	1.71	118	263
STE25X-5	Santa Teresa	Resource conversion	227.45	1.60	1.31	3.90	66	397
STE25X-6	Santa Teresa	Resource addition	96.95	1.50	1.01	6.79	463	1040
	Include 1	Resource addition	96.95	0.70	0.49	13.10	867	1980
	Santa Teresa	Resource addition	100.05	1.25	0.88	1.59	106	241
STE25X-7	Santa Teresa	Resource addition	172.75	1.05	0.74	1.83	217	373
STE25X-9	Santa Teresa	Resource addition	268.00	3.90	3.38	2.44	120	327
	Santa Teresa	Resource addition	276.35	2.50	2.17	2.44	78	285
STE25X-10	Santa Teresa	Resource conversion	161.10	1.35	1.17	2.43	67	274
STE25X-11	Santa Teresa	Resource addition	279.55	3.90	2.24	2.83	6	247
STE25X-12	Santa Teresa	Resource conversion	163.70	0.90	0.78	2.94	258	508
STE25X-14	Santa Teresa	Resource conversion	198.65	1.65	1.43	1.97	170	338
STE25X-15	Santa Teresa	Resource conversion	252.80	0.80	0.70	5.94	9	514
STE25X-20	Santa Teresa	Resource conversion	209.70	2.35	1.73	3.59	42	347
	Santa Teresa	Resource conversion	220.10	4.15	2.53	9.65	121	941
	Include 1	Resource conversion	221.25	3.00	1.85	12.00	160	1180
STE25X-21	Santa Teresa	Resource conversion	172.00	0.95	0.73	3.40	433	722
STE25X-23	Santa Teresa	Resource conversion	271.35	4.10	2.90	4.66	7	403
	Include 1	Resource conversion	274.30	0.55	0.39	8.28	12	716
STE25X-25	Santa Teresa	Resource conversion	167.35	2.95	1.90	2.81	159	399
ROT25X-2	HW Roberta	Resource addition	248.65	1.20	0.77	1.43	107	229
ROT25X-5	Roberta	Resource conversion	187.35	1.25	1.08	1.34	256	370
ROT25X-6	Roberta	Resource addition	831.25	0.75	0.70	1.17	175	275
ROT25X-7	Roberta	Resource addition	231.95	1.00	0.77	7.37	689	1316
ROT25X-9	Roberta	Resource addition	228.95	1.60	1.03	1.61	129	266
ROT25X-10	Roberta	Resource addition	218.75	1.80	1.52	6.40	472	1016
	Include 1	Resource addition	218.75	0.90	0.76	9.68	693	1516
	Roberta	Resource addition	224.15	0.95	0.80	2.20	170	357

Drillhole	Target	Target Type	Significant Intercept
			From (m)	Length (m)	True length (m)	Au (g/t)	Ag (g/t)	Ag Eq (g/t)
ROT25X-12	Roberta	Resource addition	231.65	5.35	3.78	1.66	168	309
	Include 1	Resource addition	236.30	0.70	0.49	4.78	489	895
COR25X-2	Carme Escobosa	Resource addition	547.20	0.75	0.74	1.46	203	327
	Coronado	Resource addition	752.60	2.15	2.12	2.59	327	547
	Include	Resource addition	754.00	0.75	0.74	5.64	661	1140
COR25X-3	Carme Escobosa	Resource addition	485.75	1.00	0.82	1.20	209	311
SJE25X-4	Convencion	Resource addition	41.20	2.95	1.61	0.17	307	322
	Jessica	Resource addition	222.50	1.55	0.89	2.80	451	689
	Include 1	Resource addition	222.50	1.25	0.72	3.09	509	772
SJE25X-5	Vein	Resource addition	21.75	3.80	3.20	7.86	193	861
	Include 1	Resource addition	22.70	2.15	1.81	11.95	253	1269
SJE25X-6	Convencion	Resource addition	27.15	4.60	2.51	1.15	164	262
	Jessica	Resource addition	327.40	1.20	0.85	7.60	8	653
SRE25X-3	Santa Regina	Resource addition	186.45	1.30	0.84	0.84	179	250
ROS24_055	HW Vein-Fault	Resource addition	102.85	1.15	0.88	7.76	1013	1673
	Include 1	Resource addition	102.85	0.40	0.31	18.05	2541	4075
	Intermedia (Rosario)	Resource addition	608.35	0.95	0.75	3.10	1092	1355
ROS25X-1A	Intermedia (Rosario)	Resource addition	276.00	2.05	1.45	3.20	196	468
	Include 1	Resource addition	276.00	0.40	0.28	6.48	380	930
PE24_467	HW Perez	Resource addition	545.45	1.80	1.33	0.01	283	284

Notes:

  All holes are Diamond Drill Core; AgEq grade = Ag grade (g/t) + [Au (g/t) * 85].
  From and to length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Appendix to this news release for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  San Dimas: gold and silver drill hole significant intercepts were composited using the length weighted averages of uncapped sample assays, a 190 g/t AgEq minimum grade (cut-off grade, "COG"), and a minimum composite length of 0.7 m (true width). A maximum of 1 m below the minimum COG was allowed as internal dilution. Where necessary to achieve minimum length, a single sample below the COG but grading >100g/t AgEq was allowed to be composited for short intervals.
  Where present, single samples or intercepts with assay results higher than 700 g/t AgEq are highlighted as "Include" in each intercept.

First Majestic's drill programs follow established Quality Assurance, Quality Control ("QA/QC") insertion protocols with standards, blanks, and duplicates introduced into the sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis and the remaining half core is retained on-site for verification and reference purposes or for future metallurgical testing.

Core samples are submitted to First Majestic's Central laboratory ("Central laboratory") (ISO 9001:2015). At the Central laboratory, gold is analyzed by 30 g fire assay atomic absorption finish (AU-AA13). Results above 10 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14). Silver is analyzed by 3-acid digestion atomic absorption finish (AAG-13). Results above 100 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14, ASAG-13).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed www.firstmajestic.com  with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSONS

Gonzalo Mercado, P. Geo., the Company's Vice-President of Exploration and Technical Services and a "Qualified Person" as defined under NI 43-101, has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
SIN24_135	399888	2666328	562	273	-5	441	Core
SIN24_136	399889	2666328	562	276	-11	486	Core
SIN25_139	399740	2666103	563	289	-6	513	Core
SIN25X-1	399889	2666329	562	288	5	309	Core
SIN25X-3	399888	2666329	562	285	6	264	Core
SIN25X-4	399739	2666103	563	299	-7	582	Core
SIN25X-5	399889	2666329	562	294	5	207	Core
SIN25X-9	399740	2666102	563	293	-9	564	Core
SIN25X-12	399740	2666104	563	316	-12	525	Core
SIN25X-13	399740	2666103	563	289	-8	534	Core
EL24_287	399856	2666587	450	79	-18	429	Core
EL25_297	399856	2666587	450	81	-23	321	Core
ELI25X-1	399854	2666587	451	70	-19	420	Core
ELI25X-2	400317	2667087	550	172	-19	438	Core
ELI25X-4	399855	2666587	450	75	-22	429	Core
ELI25X-17	399855	2666587	450	66	-20	345	Core
ELI25X-22	399855	2666587	450	63	-25	432	Core
ELI25X-23	400317	2667086	550	169	-21	423	Core
ELI25X-24	399855	2666588	450	64	-17	570	Core
STE25X-4	397882	2667262	578	336	-6	114	Core
STE25X-5	397881	2667260	578	287	-10	273	Core
STE25X-6	397881	2667261	578	320	-6	180	Core
STE25X-7	397882	2667260	578	296	13	237	Core
STE25X-9	397881	2667260	577	283	-14	315	Core
STE25X-10	397881	2667261	578	300	0	201	Core
STE25X-11	397881	2667260	577	284	-22	330	Core
STE25X-12	397881	2667260	578	300	-9	198	Core
STE25X-14	397881	2667260	578	290	4	270	Core
STE25X-15	397624	2667576	577	169	-24	351	Core
STE25X-20	397881	2667260	577	284	-14	237	Core
STE25X-21	397881	2667260	577	286	-13	291	Core
STE25X-23	397881	2667260	577	284	-19	315	Core
STE25X-25	397881	2667260	578	297	7	225	Core
ROT25X-2	401987	2669157	431	354	29	321	Core
ROT25X-5	401987	2669157	432	18	48	300	Core
ROT25X-6	399596	2668348	559	352	12	1050	Core
ROT25X-7	401988	2669157	431	36	25	291	Core
ROT25X-9	401987	2669156	432	30	54	276	Core
ROT25X-10	401987	2669156	432	5	58	279	Core
ROT25X-12	401987	2669156	432	36	44	321	Core
COR25X-2	397700	2667560	579	339	20	882	Core
COR25X-3	397700	2667558	578	321	17	522	Core
SJE25X-4	401290	2671294	940	341	-24	408	Core
SJE25X-5	401286	2671292	941	330	30	228	Core
SJE25X-6	401291	2671294	940	16	-28	459	Core
SRE25X-3	399547	2670734	853	179	10	639	Core
ROS24_055	399812	2665307	951	147	-5	663	Core
ROS25X-1A	399812	2665307	951	158	-34	600	Core
PE24_467	400748	2671795	807	342	-12	1050	Core

Notes:

  San Dimas: All drill hole collar coordinates are determined using total station equipment after hole completion with UTM WGS84, Zone 13 (metres) as the reference system.